SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C.


                            FORM 11-K

                          ANNUAL REPORT

                Pursuant to Section 15(d) of the

                 Securities Exchange Act of 1934

           For the Fiscal Year Ended November 30, 1996


                   Commission File No. 1-6033


                     United Air Lines, Inc.
        Ground Employees' 401(k) Retirement Savings Plan
                    (Full title if the Plan)

                     United Air Lines, Inc.
                 (Employer sponsoring the Plan)

                         UAL Corporation
        (Issuer of the shares held pursuant to the Plan)


        1200 Algonquin Road, Elk Grove Township, Illinois
                        Mailing Address:
            P.O. Box 66100, Chicago, Illinois  60666
            (Address of principal executive offices)




            REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



       To the Board of Directors
       of United Air Lines, Inc.:


       We have audited the accompanying statement of net assets available for plan benefits of the United
       Air Lines, Inc. Ground Employees' 401(k) Retirement
       Savings Plan as of November 30, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan
       Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the United Air Lines, Inc. Ground Employees' 401(k)
       Retirement Savings Plan as of November 30, 1996 and
       1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.


                                 /s/   ARTHUR ANDERSEN LLP

                                 ARTHUR ANDERSEN LLP


       Chicago, Illinois
       May 23, 1997





Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the United Air Lines, Inc. Pension and Welfare Plans
Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                              United Air Lines, Inc.
                                              Ground Employees' 401(k)
                                              Retirement Savings Plan





                                       By  /s/ Douglas A. Hacker

                                           Douglas A. Hacker
                                           Member, United Air
                                           Lines, Inc. Pension
                                           and Welfare Plans
                                           Administration Committee


Dated May 28, 1997


                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
       STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                          November 30
                                      1996          1995
INVESTMENT IN MASTER TRUST
  Magellan Fund                       $ 31,771     $ 22,021

  Equity-Income Fund                    16,271        4,421

  Growth Company Fund                  109,763       81,698

  Government Securities Fund             1,171          629

  OTC Portfolio                         17,973        7,745

  Overseas Fund                         25,787       23,647

  Balanced Fund                         35,813       39,137

  Asset Manager                          6,116        3,192

  Asset Manager: Growth                  7,269        4,128

  Asset Manager: Income                  1,663        1,177

  Retirement Money Market Portfolio      3,820        1,921

  U. S. Bond Index Portfolio               669          471

  U. S. Equity Index Portfolio         111,567       87,290

  Blended Income Fund                  201,349      188,516

  Fixed Rate Investment Fund               -         55,160

  UAL Stock Fund                        38,622        9,877

  Participant Loan Fund                 20,827       19,552

                                       630,451      550,582

  Due to Plan Participants             (50,102)        -


NET ASSETS AVAILABLE FOR PLAN         $580,349     $550,582
   BENEFITS


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                Year ended November 30
                                         1996

                                 EQUITY-  GROWTH   GOVERNMENT
                       MAGELLAN  INCOME   COMPANY  SECURITIES
                         FUND     FUND     FUND       FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year   $22,021   $ 4,421  $81,698  $   629

CONTRIBUTIONS              982      (300)     215       42

TRANSFERS
   BETWEEN FUNDS         5,003     9,188   10,339      506

TRANSFERS
   BETWEEN PLANS          (140)     (109)    (747)      (8)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends          6,380       526    4,264       83
      Interest               5         1        8      -
      Net appreciation
         (depreciation)
         in value of
         investments    (2,569)    2,154   13,848      (51)
                         3,816     2,681   18,120       32

PAYMENTS TO PLAN
   PARTICIPANTS         (2,772)     (751)  (8,181)     (99)

PARTICIPANT LOANS         (609)     (171)  (1,575)      (9)

ADMINISTRATIVE
   EXPENSES                (11)       (6)     (31)     -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $28,290   $14,953  $99,838  $ 1,093


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)


                              Year ended November 30
                                       1996

                         OTC     OVERSEAS  BALANCED   ASSET
                      PORTFOLIO    FUND      FUND    MANAGER

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year  $ 7,745    $23,647   $39,137   $ 3,192

CONTRIBUTIONS            (148)       628     1,082        48

TRANSFERS
   BETWEEN FUNDS        6,882     (1,608)   (6,709)    2,058

TRANSFERS
   BETWEEN PLANS          (80)      (120)     (147)      (19)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends         1,552        583     1,658       173
      Interest            -          -          (2)      -
      Net appreciation
         (depreciation)
         in value of
         investments    1,597      3,071     2,298       663
                        3,149      3,654     3,954       836

PAYMENTS TO PLAN
   PARTICIPANTS        (1,092)    (2,367)   (3,744)     (435)


PARTICIPANT LOANS        (250)      (458)     (343)      (31)

ADMINISTRATIVE
   EXPENSES                (3)        (7)      (14)       (2)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year        $16,203    $23,369   $33,216   $ 5,647


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                    Year ended November 30
                                            1996

                                          RETIREMENT    US        US
                       ASSET     ASSET      MONEY      BOND      EQUITY
                      MANAGER:  MANAGER:    MARKET     INDEX     INDEX
                       GROWTH    INCOME   PORTFOLIO  PORTFOLIO  PORTFOLIO

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year  $ 4,128   $ 1,177   $ 1,921    $   471    $87,290

CONTRIBUTIONS             105        42        68         34     (1,143)

TRANSFERS
   BETWEEN FUNDS        1,687       330     1,915        152      1,841

TRANSFERS
   BETWEEN PLANS          (80)       (5)        2         (1)      (328)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends            68        86       132         46        -
      Interest              1       -         -          -            1
      Net appreciation
         (depreciation)
         in value of
         investments    1,186        69       -          (17)    24,598
                        1,255       155       132         29     24,599

PAYMENTS TO PLAN
   PARTICIPANTS          (513)     (136)     (463)       (42)    (7,434)

PARTICIPANT LOANS        (105)       (8)      (98)       (33)    (1,493)

ADMINISTRATIVE
   EXPENSES                (3)      -          (2)       -          (32)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year        $ 6,474   $ 1,555   $ 3,745    $   610   $103,300


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                   Year ended November 30
                                           1996

                                  FIXED
                      BLENDED     RATE      UAL    PARTICIPANT
                      INCOME   INVESTMENT  STOCK      LOAN
                       FUND       FUND     FUND       FUND     TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year  $188,516  $55,160    $ 9,877  $19,552    $550,582

CONTRIBUTIONS            3,125    1,244     (2,294)     -         3,730

TRANSFERS
   BETWEEN FUNDS         7,511  (55,280)    25,574   (9,389)        -

TRANSFERS
   BETWEEN PLANS           163       (9)      (317)     -        (1,945)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends            -        -          -        -        15,551
      Interest          12,701      436         13    1,538      14,702
      Net appreciation
         (depreciation)
         in value of
         investments       -        -        4,322      -        51,169
                        12,701      436      4,335    1,538      81,422

PAYMENTS TO PLAN
   PARTICIPANTS        (21,744)  (1,513)    (1,890)     -       (53,176)

PARTICIPANT LOANS       (3,212)     (38)      (693)   9,126         -


ADMINISTRATIVE
   EXPENSES               (141)     -          (12)     -          (264)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year        $186,919  $   -      $34,580  $20,827    $580,349


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                               Year ended November 30
                                       1995

                                  EQUITY-  GROWTH   GOVERNMENT
                       MAGELLAN   INCOME   COMPANY  SECURITIES
                         FUND      FUND     FUND       FUND

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year   $   -      $   -    $51,140  $   -

CONTRIBUTIONS              680        177    4,952       46

TRANSFERS
   BETWEEN FUNDS        19,000      3,777    6,149      550

TRANSFERS
   BETWEEN PLANS           (23)       -       (107)     -

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends             31         48    1,892       22
      Interest             -          -        -        -
      Net appreciation
         in value of
         investments       2,654      454   20,587       30
                           2,685      502   22,479       52

PAYMENTS TO PLAN
   PARTICIPANTS              (95)     (11)  (1,631)     (12)

PARTICIPANT LOANS           (223)     (23)  (1,268)      (7)

ADMINISTRATIVE
   EXPENSES                   (3)      (1)     (16)     -


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year           $22,021  $ 4,421  $81,698  $   629


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                 Year ended November 30
                                         1995

                         OTC      OVERSEAS  BALANCED   ASSET
                       PORTFOLIO    FUND      FUND    MANAGER

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year   $   -     $30,503   $41,485   $   -

CONTRIBUTIONS              229     3,149     3,427       233

TRANSFERS
   BETWEEN FUNDS         6,626    (9,938)   (8,526)    2,687

TRANSFERS
   BETWEEN PLANS            10       (59)      (52)        4

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends            121       515     1,632        52
      Interest             -         -         -         -
      Net appreciation
         in value of
         investments       804       939     3,448       387
                           925     1,454     5,080       439

PAYMENTS TO PLAN
   PARTICIPANTS            (13)     (881)   (1,678)     (130)

PARTICIPANT LOANS          (32)     (574)     (590)      (40)

ADMINISTRATIVE
   EXPENSES                -          (7)       (9)       (1)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $ 7,745   $23,647   $39,137   $ 3,192


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)

                                      Year ended November 30
                                              1995

                                           RETIREMENT     US        US
                        ASSET    ASSET       MONEY       BOND     EQUITY
                       MANAGER:  MANAGER:    MARKET     INDEX     INDEX
                        GROWTH   INCOME    PORTFOLIO  PORTFOLIO  PORTFOLIO


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year   $   -     $   -     $   -      $    -     $65,416

CONTRIBUTIONS              490        62       336          45     3,739

TRANSFERS
   BETWEEN FUNDS         3,235     1,018     1,622         384    (1,992)

TRANSFERS
   BETWEEN PLANS           (36)      -         -           -         (31)

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends            -          29        72          21       -
      Interest             -         -         -           -         -
      Net appreciation
         in value of
         investments       604        91       -            25    24,380
                           604       120        72          46    24,380

PAYMENTS TO PLAN
   PARTICIPANTS            (95)      (18)      (78)        -      (2,883)

PARTICIPANT LOANS          (69)       (5)      (31)         (4)   (1,321)

ADMINISTRATIVE
   EXPENSES                 (1)      -         -           -         (18)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $ 4,128   $ 1,177   $ 1,921     $   471   $87,290


 The accompanying notes to financial statements are an integral part of these statements.



                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         (In Thousands)


                                Year ended November 30
                                        1995

                                   FIXED
                       BLENDED     RATE      UAL    PARTICIPANT
                       INCOME   INVESTMENT  STOCK      LOAN
                        FUND       FUND     FUND       FUND     TOTAL

NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   beginning of year   $156,636  $94,088    $ 3,017  $18,582    $460,867

CONTRIBUTIONS            12,150   (1,224)       -        -        28,491

TRANSFERS
   BETWEEN FUNDS         20,368  (39,741)     3,150   (8,369)        -

TRANSFERS
   BETWEEN PLANS            339       27          1      -            73

RESULTS OF INVESTMENT
   ACTIVITY
      Dividends             -        -          -        -         4,435
      Interest           12,098    5,167        -      1,359      18,624
      Net appreciation
         in value of
         investments        -        -        3,969      -        58,372
                         12,098    5,167      3,969    1,359      81,431


PAYMENTS TO PLAN
   PARTICIPANTS         (10,076)  (2,388)      (149)     -       (20,138)

PARTICIPANT LOANS        (2,923)    (760)      (110)   7,980         -

ADMINISTRATIVE
   EXPENSES                 (76)      (9)        (1)     -          (142)


NET ASSETS AVAILABLE
   FOR PLAN BENEFITS,
   end of year         $188,516  $55,160    $ 9,877  $19,552    $550,582


 The accompanying notes to financial statements are an integral part of these statements.


                     UNITED AIR LINES, INC.
        GROUND EMPLOYEES' 401(K) RETIREMENT SAVINGS PLAN
                  NOTES TO FINANCIAL STATEMENTS



1.   DESCRIPTION OF THE PLAN

     This description is for general information purposes only.
     Participants should refer to their summary plan description and individual employee benefit statement for detailed benefit information.

     a. General and Plan Participants

        The United Air Lines, Inc. Ground Employees' 401(k) Retirement Savings Plan (the "Plan") covers all employees of United Air Lines, Inc. ("United") who are members of the International Association of Machinists and Aerospace Workers ("IAM"), have completed one year of service and are at least 21 years of age. The Plan is contributory and is subject to the Employee Retirement Income Security Act of 1974, as amended.

     b. Contributions and Vesting

        Eligible employees may elect to contribute to the Plan, in multiples of 1%, any percentage of their covered pretax earnings, up to 15%, subject to a maximum of $9,500 in 1996 and 1997. Lower limits may apply to certain highly compensated participants if the Plan does not pass certain nondiscrimination tests required by law. Contributions and earnings are credited to separate accounts maintained for each participant. The balance in a participant's account is fully vested and nonforfeitable at all times.

        Participants may elect to invest in one or a combination of the investment funds described in note (1)(d).
        Additionally, they may subsequently change their contribution rate, redesignate the allocation of contributions or transfer existing balances among investment funds, subject to the limits set forth in the Plan.

        Contributions include $203,763 and $136,107 for 1996 and 1995, respectively, which were transferred from other qualified plans as rollovers under Internal Revenue Code
        Sections 401(a) and 401(k).

     c. Trustee and Recordkeeper

        Fidelity Management Trust Company ("Fidelity") is the
        Plan Trustee and Fidelity Institutional Retirement
        Services Company is the recordkeeper of the Plan.

     d. Master Trust Funds

        The Fixed Rate Investment Fund was invested under various group annuity contracts with the following insurance company as of November 30, 1995:

                                                  (In Thousands)
                                                    Investment
                                                   Balance as of
                        Annual                      November 30
          Insurance    Interest    Contract
          Company        Rate       Through            1995
          Prudential     8.89%       1995             $ 55,160

                                                      $ 55,160

        The Plan's fixed rate investments were stated at fair value and represented amounts on deposit with the insurance company plus net investment earnings. Interest rates on the contracts are guaranteed fixed rates through the end of the contracts. No further contributions can be made to this fund.

        Fidelity provides each participant with fifteen investment options: Fidelity Magellan Fund; Fidelity Equity-Income Fund; Fidelity Growth Company Fund; Fidelity Government Securities Fund; Fidelity OTC Portfolio; Fidelity Overseas Fund; Fidelity Balanced Fund; Fidelity Asset Manager; Fidelity Asset Manager:
        Growth; Fidelity Asset Manager: Income; Fidelity Retirement Money Market Portfolio; Fidelity U.S. Bond Index Portfolio; Fidelity U.S. Equity Index Portfolio; Blended Income Fund and the UAL Stock Fund. These funds are managed by Fidelity or Fidelity Investments (manager of Fidelity Mutual Funds). The investments represent the Plan's allocable share of the funds.

        The Fidelity U.S. Equity Index Portfolio primarily invests in the common stocks of the companies that make up the S&P 500 Index. Assets are valued at market prices quoted on the New York Stock Exchange ("NYSE").

        Assets in the UAL Stock Fund are invested in UAL
        Corporation common stock and are valued at market prices quoted on the NYSE. Participants may invest in the UAL
        Stock Fund through direct earnings deferrals.

        The Blended Income Fund includes investment contracts purchased by Fidelity from approved institutions that meet its stringent credit standards at the time of purchase. The fund may also include other high quality, income-oriented investments. The contracts held by the Blended Income Fund are fully benefit responsive, and accordingly, have been included in the financial statements at contract value. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The fair value of the investment contracts at November 30, 1996 was $203,889. The average yield for the year ending November 30, 1996 was approximately 6.6%. The crediting interest rate as of November 30, 1996 was approximately 6.3%. At November 30, 1995, the contract value of the investment contracts approximated the fair value.

        The remaining investment options are public mutual funds traded on the NYSE. Portfolio securities and other assets are valued primarily on the basis of market quotations or, if quotations are not readily available, by a method which each fund's Board of Trustees believes accurately reflects fair value. Foreign securities are valued based on quotations from the primary market in which they are traded and are translated from the local currency into U.S. dollars using current exchange rates.

        The Fidelity Magellan Fund invests primarily in securities of domestic, foreign, and multinational issuers in the form of common stocks, securities convertible into common stocks, and, occasionally, debt securities.

        The Fidelity Equity-Income Fund invests primarily in income-producing equity securities, both domestic and foreign. It seeks to achieve income greater than that of the S&P 500.

        The Fidelity Growth Company Fund invests in common stocks, securities convertible into common stocks, and, occasionally, debt obligations from companies viewed as having unusual opportunities to grow.

        The Fidelity Government Securities Fund invests primarily in fully guaranteed U.S. government bonds with any maturity. The average maturity is approximately two to five years.

        The Fidelity OTC Portfolio primarily invests in stocks traded in the "over-the-counter" market, which involves the investment in securities of smaller, lesser-known companies.

        The Fidelity Overseas Fund normally invests at least 65% of its total assets in common stock, securities convertible to common stock and debt instruments of foreign businesses and governments. Fidelity Investments expects to invest most of the assets in developed countries in these general geographic areas; the Americas (other than the United States), the Far East and Pacific Basin, and Western Europe.

        The Fidelity Balanced Fund maintains a balance of high-yielding securities, including foreign and domestic stocks and bonds. At least 25% of the assets are invested in fixed-income senior securities. All bonds in the Fund's portfolio are rated BBB or better by Standard & Poor's Corporation, or Baa or better by Moody's Investors Service, Inc.

        The Fidelity Asset Manager invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve high total returns in the long run. The allocation between these three types of investments is generally 40%, 40%, and 20%, respectively, however it may vary between the following ranges: stocks
        - 10% to 60%; bonds - 20% to 60%; and short-term instruments - 0% to 70%.

        The Fidelity Asset Manager: Growth: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve long term maximum total investment return. The allocation between these three types of investments is generally 65%, 30%, and 5%, respectively, however it may vary between the following
        ranges: stocks - 0% to 100%; bonds -    0% to 100%; and
        short-term instruments - 0% to 100%.

        The Fidelity Asset Manager: Income: invests in stocks, bonds and short-term instruments in both domestic and foreign markets to achieve a high level of current income, and capital appreciation. The allocation between these three types of investments is generally 20%, 30%, and 50%, respectively, however it may vary between the following ranges: stocks - 0% to 35%; bonds - 20% to 45%; and short-term instruments - 20% to 80%.

        The Fidelity Money Market Trust: Retirement Money Market
        Portfolio: invests in high quality, low risk domestic and foreign money market instruments, primarily short-term instruments with maturities of three months or less.

        The Fidelity U.S. Bond Index Portfolio primarily invests in securities included in the Lehman Brothers Aggregate
        Bond Index in order to achieve comparable investment results.

        Fidelity is authorized to engage in the lending of certain Plan assets. Securities lending is an investment management enhancement that utilizes the existing securities of the Funds to earn additional income. It involves the loan of securities to various approved brokers. In return for loaned securities, Fidelity receives collateral in the form of cash and U.S. government securities as a safeguard against possible default of any borrower on return of the loan. Each loan is collateralized to the extent of 100 percent of the market value of securities on loan. The collateral is marked-to-market on a daily basis to maintain the margin requirement.

        On July 12, 1994, UAL Corporation underwent a recapitalization under Section 368(a)(1)(E) of the Internal Revenue Code of 1986, pursuant to which the shareholders engaged in a recapitalization exchange with UAL Corporation. Each share of Old Common Stock was exchanged for a package consisting of one half of a share of New Common Stock and $84.81 in cash. The cash consideration received by the Trustee on behalf of Plan participants was used to purchase additional shares of New Common Stock or, at the direction of Plan participants, was transferred to other investment funds. Pursuant to the terms of the recapitalization, participants' direct earnings deferrals and fund transfers into the UAL Stock Fund were temporarily suspended from July 12, 1994 to August 4, 1994 and from January 12, 1995 to March 15, 1995. On May 20, 1996
        (with a May 6, 1996 record date), UAL Common Stock underwent a 4 for 1 stock split. Shares held in the UAL Stock Fund were adjusted accordingly.


     e. Withdrawals

        Withdrawals from the Plan may be made as follows, as applicable to the participant's eligibility, amount requested, and existing balances:

           Participants who have separated from service (for reasons other than death) may elect payment in the form of a lump sum, periodic distributions, irregular partial distributions, or through the purchase of an annuity. Distributions may also be directly rolled over into an IRA or qualified plan. Participants are able to defer the distribution of the account until April 1 of the next calendar year after reaching age 70-1/2.

           Distributions of accounts due to the death of a participant may be taken by the participant's beneficiary in the form of a lump sum payment or through the purchase of an annuity, subject to the limitations of Internal Revenue Code 401(a)(9). The participant's surviving spouse, if any, is automatically the beneficiary of the account, unless the spouse waives this right.

           In-service withdrawals for participants who are actively employed or are absent due to reasons of illness, layoff, or approved leave of absence who maintain an employer-employee relationship with United Air Lines, Inc. are permitted as follows:
            - Hardship withdrawals from 401(k) account, subject
              to restrictions described in the Plan
            - After reaching age 59-1/2, subject to certain
              requirements specified in the Plan, all or a portion of the participant's 401(k) account may be withdrawn
            - Upon reaching age 70-1/2, minimum distributions
              required under Internal Revenue Code
              401(a)(9) must be taken no later than April 1 following the calendar year that the participant has reached age 70-1/2. Effective January 1, 1997, active participants that have reached age
              70-1/2 may choose to defer distribution.

           If a participant's account has never exceeded $3,500, total distribution of the account will be made in a lump sum payment upon termination of employment or death.

           Generally, withdrawals are allocated pro-rata to the balances of each of the investment funds in the participant's account. Alternatively, the participant may specify which fund(s) that distribution is made from. Distributions from UAL Stock Fund, may be made in cash, or in whole shares of UAL Corporation common stock, with fractional shares distributed in cash.

     f. Plan Termination Provisions

        If the Plan is terminated, all amounts credited to a participant's account at the time of termination shall be retained in the Trust and will be distributed in accordance with the normal distribution rules of the Plan.



2.   SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting

        The financial statements are presented on the accrual basis.

     b. Investments

        Assets of United's 401(k) Plans Master Trust are owned by all participating United plans consisting of the Management and Salaried Employees's 401(k) Retirement
        Savings Plan, Ground Employees' 401(k) Retirement Savings
        Plan, and the Flight Attendant Employees' 401(k)
        Retirement Savings Plan.


     c. Net Appreciation (Depreciation) in Value of Investments

        Net appreciation (depreciation) in value of investments includes realized and unrealized gains and losses. Realized and unrealized gains and losses are calculated as the difference between fair value at December 1, or date of purchase if subsequent to December 1, and fair value at date of sale or the current year-end. The unrealized gain or loss on investments represents the Plan's allocable share of the difference between fair value at December 1, or date of purchase, and the fair value at the date of sale or the current year-end plus, where applicable, the change in the exchange rate between the U.S. dollar and the foreign currency in which the assets are denominated from December 1, or the date of purchase, to the date of sale or the current year-end.

     d. Plan Expenses

        Administrative expenses represent administrative and investment manager fees charged by Fidelity, accountant fees, recordkeeping fees charged by Fidelity Institutional Retirement Services Co. and some administrative fees charged by United. Brokerage and other investment fees are included in the cost of the related security. United performs certain reporting and supervisory functions for the Plan without charge.

     e. Transfers between Plans

        Transfers between plans reflects the change in employee coverage and transfer of any related balances between this Plan and other defined contribution plans sponsored by United, including the United Air Lines, Inc. Management and Salaried Employees' 401(k) Retirement Savings Plan and the United Air Lines, Inc. Flight Attendant Employees' 401(k) Retirement Savings Plan.

     f. Participant Loans

        Participants may borrow up to fifty percent of their account balance, not to exceed $50,000. The minimum that may be borrowed is $1,000. Loans are charged against each investment fund in the ratio of the value of the employee's interest in each fund to the total value of the employee's interest in all funds and are held in the Loan Fund. The loan is repaid through payroll deductions on an after-tax basis for the term of the loan, which is a minimum of six months to a maximum of sixty months and is subject to a reasonable rate of interest (9.25% as of March 31, 1997). The amount paid is reinvested in the participant's account based on the investment allocations at the time of repayment. Prepayment of the full balance of the loan is allowed after six months from the date of the loan without penalty. Participants are able to take out another loan after twelve months from the date the old loan is retired. Upon the employee's termination of employment, a loan not paid in full within 60 days becomes a taxable distribution. Loans in default may be declared due and payable in full immediately, and the Plan administrator may charge the participant's account balances at any time thereafter for the amount of the default. An administrative fee of $90 is charged to each participant taking a loan and is automatically deducted from the participant's account.

     g. Reconciling Statement Balances

        The investment balances on the Statement of Net Assets Available For Plan Benefits do not all agree with the fund balances on the Statement of Changes in Net Assets Available for Plan Benefits as of November 30, 1996, due to an accrual for the returns of excess annual additions as required under Internal Revenue Code Section 415(c). The Statement of Net Assets Available for Plan Benefits can be reconciled to the Statement of Changes in Net Assets Available for Plan Benefits as follows for the year ended November 30, 1996:

                                   (I N  T H O U S A N D S)

                                Per                        Per
                             Statement                  Statement
                              of Net       Due to        of Changes
                              Assets        Plan          in Net
                             Available     Partici        Assets
                             for Plan       pants        Available
                             Benefits                    for Plan
                                                         Benefits
         Magellan Fund       $ 31,771     $  (3,481)     $  28,290
         Equity-Income Fund    16,271        (1,318)        14,953
         Growth Company
            Fund              109,763        (9,925)        99,838
         Government
            Securities Fund     1,171           (78)         1,093
         OTC Portfolio         17,973        (1,770)        16,203
         Overseas Fund         25,787        (2,418)        23,369
         Balanced Fund         35,813        (2,597)        33,216
         Asset Manager          6,116          (469)         5,647
         Asset Manager:
            Growth              7,269          (795)         6,474
         Asset Manager:
            Income              1,663          (108)         1,555
         Retirement Money
            Market Portfolio    3,820          (345)         3,475
         U. S. Bond Index
            Portfolio             669           (59)           610
         U. S. Equity Index
            Portfolio         111,567        (8,267)       103,300
         Blended Income
            Fund              201,349       (14,430)       186,919
         UAL Stock Fund        38,622        (4,042)        34,580
         Participant Loan
            Fund               20,827           -           20,827


               Total
               investments   $630,451      $(50,102)      $580,349

3.   TAX STATUS

     The Plan obtained its latest determination letter on June 18, 1996. The Internal Revenue Service confirmed that the Plan, as written, was in compliance with the requirements of the Internal Revenue Code and that the trust was tax exempt.